Exhibit 99.1

ASML issues shares in connection with Customer Co-Investment Program

VELDHOVEN, the Netherlands, 13 September 2012 - ASML Holding NV today announces that it has issued the shares for two of the three participating customers in its Customer Co-Investment Program, issuing a total of 75,573,452 shares to two Dutch Foundations (Stichtingen) established for this purpose.

ASML issued 62,977,877 shares to the Foundation established for Intel, whose Foundation issued a corresponding number of depositary receipts to Intel. ASML issued 12,595,575 shares to the Foundation established for Samsung whose Foundation issued a corresponding number of depositary receipts to Samsung.

The shares are subject to a shareholders agreement, which, among other things, provides that these shares may not be voted other than in exceptional circumstances. The share issues resulted in aggregate proceeds of EUR 3,016 million. The shares for TSMC, the other participant in the Co-Investment Program, are expected to be issued at the end of October 2012.

The proceeds of the share issues will be returned to existing shareholders (other than participating customers) through a synthetic buy-back.

Further information on the Customer Co-Investment Program can be found on ASML’s website at www.asml.com/egm2012 and www.asml.com/press

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has almost 8,000 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements about our co-investment program. These forward looking statements are subject to risks and uncertainties including risks associated with our co-investment program, including whether closing conditions will be met, risks associated with the statutory requirements applicable to the Synthetic Buyback and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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The securities of ASML referred to in this press release have not been registered under the United States Securities Act of 1933 and may not be offered or sold absent registration or in a transaction exempt from or not subject to the registration requirements of that act.

Contacts

Media Relations Contacts

Lucas van Grinsven - Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Ryan Young - Communications - +1 480 383 4733 - Tempe, Arizona, USA

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands